UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 29, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Precipio, Inc.

File No. 1-36439 - CF#35309

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Precipio, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K amended on July 31, 2017.

Based on representations by Precipio, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 10.1   through June 1, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

     Brent J. Fields
     Secretary